Globavend Holdings Limited

Office 1401, Level 14, 197 St Georges Tce

Perth, WA 6000

Australia

November 4, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Claudia Rios

Re:	Globavend Holdings Ltd (the “Company”) (CIK No. 0001978527)
Registration Statement on Form F-1, as amended
File No. 333-280554

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4pm ET on November 7, 2024, or as soon as thereafter practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Globavend Holdings Ltd

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman and Chief Executive Officer